Agreement

This Agreement (the "Settlement Agreement") is made by and between Robert G. Torricelli (the "Investor"), on the one hand, and Clinton Relational Opportunity Partnership, L.P. ("Clinton Partnership"), Clinton Special Opportunities Master Fund Ltd. ("Clinton Fund"), Clinton Group Inc. ("Clinton Group"), and George E. Hall ("Hall" and together with Clinton Partnership, Clinton Fund and Clinton Group, are sometimes collectively referred to as the "Clinton Parties"), on the other hand and shall be effective upon the transfer of the Shares, as provided in Section 1(a) hereafter. The Investor and the Clinton Parties are sometimes each referred to herein as a "Party" and collectively as the "Parties."

WHEREAS, Investor made an investment in the Clinton Partnership (the "Investment") pursuant to which the Investor purchased a limited partnership interest in Clinton Partnership (the "LP Interest") and, in connection with the Investment, the Investor issued a Promissory Note to Clinton Fund, dated September 1, 2015 (the "Note"); and

WHEREAS, the Parties have agreed to enter into this Settlement Agreement and to perform the terms and conditions set forth herein in order to resolve and settle the Investment and/or the Note.

NOW THEREFORE, in consideration for the mutual promises contained herein, and for the good and valuable consideration recited herein, the receipt and sufficiency of which is hereby acknowledged, the Investor, on the one hand, and the Clinton Parties, on the other hand, agree as follows:

1.   Settlement. The Parties hereby agree that in settlement of the Investment and/or the Note:

   a.   The Investor will transfer to Clinton Fund 250 of Investor's shares of common stock (the "Shares") in GlassBridge Enterprise, Inc. ("GlassBridge") on the date of this Settlement Agreement, including applicable share transfer powers; provided that the Investor is able to obtain any required consents from GlassBridge for the transfer of such Shares, including, without limitation, the consent of GlassBridge required under the 382 Rights Agreement, dated as of August 7, 2015, by and between GlassBridge and Wells Fargo Bank, N.A., as Rights Agent, to avoid triggering the issuance of any Rights (as defined therein) due to the transfer of such Shares;

   b.   Hall and Clinton Fund shall deliver the Note to the Investor with all applicable cancellation powers, or if the original Note cannot be located by Hall or the Clinton Fund, an Affidavit of Lost Promissory Note, in customary form, executed, on behalf of Clinton Fund, so that the outstanding principal amount and any and all accrued and unpaid interest due thereunder shall be extinguished in its entirety; and

   c.   The Parties shall execute, enter into and deliver to each other a Limited Contingent Value Rights Agreement, in the form of Exhibit A annexed hereto (the "CVR Agreement"), pursuant to which the Investor will be provided with the right to receive dividends paid on the 250 Shares transferred by him, pursuant to this Agreement for a period through and until September 30, 2021, as more specifically provided under the provisions of the CVR Agreement.

2.   Release of the Clinton Parties. Upon execution of this Settlement Agreement, the Investor for himself, his administrators, representatives, successors and assigns (the "Investor Releasors") agrees to release any and all claims he may have against any of the Clinton Parties and any of their respective predecessors and successors in interest, affiliates, representatives, subsidiaries, parents, divisions, claims managers, heirs, assigns, insurers, re-insurers, shareholders, creditors, liquidators, administrators, executors, former and present directors and officers, all employees, principals, agents or registered representatives ("Clinton Parties Related Persons and Entities") from any and all manner of action and actions, cause and causes of action, suits, proceedings, arbitrations, claims, grievances, debts, sums of money, claims for attorney fees, interest, expenses and costs, covenants, contracts, controversies, agreements, promises, damages, losses, and demands of any nature whatsoever, known or unknown, suspected or unsuspected, in law or in equity, civil or criminal, vested or contingent, which the Investor ever had or now has or asserts against any of the Clinton Parties and/or any of the Clinton Parties Related Persons and Entities, for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of the world to the date hereof, on account of the Note or the Investment, except for any and all obligations of the Clinton Parties under this Settlement Agreement (the "Investor Released Claims"). Investor hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Investor Released Claims or commencing, instituting or causing to be commenced any suit of any kind against any of the Clinton Parties or any of the Clinton Parties Related Persons and Entities based upon any matter purported to be released hereby.

3.   Release of the Investor. Upon execution of this Settlement Agreement, the Clinton Parties for themselves and each of their respective affiliates, and all of their respective administrators, representatives, successors and assigns (the "Clinton Parties Releasors") agree to release any and all claims any of them may have against the Investor and his predecessors and successors in interest, affiliates, representatives, subsidiaries, parents, divisions, claims managers, heirs, assigns, insurers, re-insurers, shareholders, creditors, liquidators, administrators, executors, former and present directors and officers, all employees, principals, agents or registered representatives ("Investor Related Persons and Entities") from any and all manner of action and actions, cause and causes of action, suits, proceedings, arbitrations, claims, grievances, debts, sums of money, claims for attorney fees, interest, expenses and costs, covenants, contracts, controversies, agreements, promises, damages, losses, and demands of any nature whatsoever, known or unknown, suspected or unsuspected, in law or in equity, civil or criminal, vested or contingent, which any of the Clinton Parties Releasors ever had or now have or assert against the Investor and/or Investor Related Persons and Entities, for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of the world to the date hereof, on account of the Note or the Investment, except for any and all obligations of the Investor under this Settlement Agreement (the "Clinton Parties Released Claims"). Hall and the Clinton Fund, on behalf of themselves and each of the other Clinton Parties Releasors, hereby irrevocably covenant to refrain from, directly or indirectly, asserting any

Clinton Parties Released Claims or commencing, instituting or causing to be commenced any suit of any kind against Investor or any Investor Related Persons and Entities based upon any matter purported to be released hereby.

4.   Final Schedule K-1. The Clinton Parties and the Investor acknowledge and agree that a final Schedule K-1 was delivered to Investor in 2017, reflecting the Clinton Partnership's complete redemption of the Investor's LP Interest (the "LP Interest Redemption"), effective as of July 19, 2017 (the "LP Interest Redemption Date").

5.   Fees. Each Party shall be responsible for its own attorneys' fees and costs, in connection with the preparation and negotiation of this Settlement Agreement and the other agreements that are exhibits hereto.

6.   Non-Disparagement. The Parties shall refrain from disparaging the other Party in public or private comment or writing, and shall not disparage any employee, director, or independent contractor working for any other Party with respect to the Note or the Investment. Violation of this clause shall be a material breach of this Settlement Agreement.

7.   No Assignment of Investor Released Claims and Good Title to Shares: Investor represents and warrants and covenants as follows: (a) neither the Investor, nor any other Investor Releasor, nor anyone acting on any of their behalves, has ever sold, assigned, transferred, conveyed or otherwise disposed of all or any part of the Investor Released Claims released thereby hereunder, whether known or unknown; (b) the Investor (i) was the sole owner of the LP Interest immediately prior to the LP Interest Redemption Date and (ii) is currently the sole owner of the 250 Shares being transferred by him pursuant to this Settlement Agreement, free of any liens, pledge, security interests or other encumbrances or claims, except for any security interests in the LP Interest which he may have granted to any of the Clinton Parties to secure repayment of the Note, (c) the Investor further represents that he has good and marketable title to the 250 Shares being transferred by him, other than as described herein, and the right and authority to sell such Shares to the Clinton Fund pursuant to this Settlement Agreement; and (d) the Investor (x) has entered into this Settlement Agreement based on such Investor's knowledge, investigation and analysis of the transactions contemplated hereby; (y) acknowledges that the consideration for the Shares was negotiated at arm's-length, and (z) understands that GlassBridge's future plans, operations and financial transactions may result in the Shares as acquired by the Clinton Fund becoming significantly more valuable than the consideration provided hereunder and that nevertheless, the Investor is selling his Shares with his own free will.

8.   No Assignment of Clinton Parties Released Claims and LP Interest Redemption: The Clinton Parties jointly and severally represent and warrant and covenant as follows: (a) none of the Clinton Parties, nor any other Clinton Parties Releasor, nor anyone acting on any of their behalves, has ever sold, assigned, transferred, conveyed or otherwise disposed of all or any part of the Clinton Parties Released Claims released thereby hereunder, whether known or unknown; and (b) the Clinton Parties (x) have each entered into this Settlement Agreement based on such each of their knowledge, investigation and analysis of the transactions contemplated hereby and (y) each acknowledges that the consideration for the releases provided by the Clinton Parties

Releasors hereunder is full and fair consideration therefor and they have each entered into this Settlement Agreement and provided the applicable releases on their own free will.

9. <u>Representations, Warranties and Covenants</u>. Each of the Parties hereby represent, warrant, covenant and agree as follows:

(a) <u>No Proceedings Initiated</u>. It has not filed or initiated any charge or claim, relating to any of the Investor Released Claims or Client Parties Released Claims, as applicable, against any Party in any administrative or judicial proceeding.

(b) <u>No Admission</u>. The releases granted herein shall not be construed as an admission by any Party of any liability, or any acts of wrongdoing, or the violation of any federal, state or local law, ordinance, regulation or custom, nor shall it be considered as evidence of any such alleged liability, wrongdoing, or violation of any federal, state or local law, ordinance, regulation or custom.

(c) <u>Investigation</u>. It has made an acceptable investigation of the facts pertaining to this settlement, this Settlement Agreement, and the matters pertaining hereto and thereto and acknowledges and agrees that no Party to this Settlement Agreement has made representations outside of those contained in this Settlement Agreement, and each Investor Releasor or Clinton Parties Releasor expressly agrees and represents that it has not relied on any representation outside of this Settlement Agreement.

(d) <u>Big Boy Reps</u>. Each Party understands, acknowledges and agrees that (a) certain Parties hereto may have access to certain non-public and confidential information with respect to GlassBridge or the Shares that is not known to other Parties and that may be material to a Party's decision to purchase or sell the Shares, as applicable, including information that may be indicative of a value of the Shares, substantially different from the consideration contemplated hereunder ("Non-Public Information"), (ii) such Party is an experienced and sophisticated investor and understands the potential disadvantage to which such Party is subject on account of any disparity of access to Non-Public Information between such Parties, (iii) such Party has conducted an independent evaluation of the consideration contemplated hereunder and wishes to purchase or sell, as applicable, the Shares notwithstanding such Party's lack of knowledge of any such Non-Public Information, and (iv) by executing and delivering this Settlement Agreement, each Party waives all warranties (express or implied) arising by law, equity or otherwise with respect to such Party's inability to review any such Non-Public Information, expressly releases the other Parties and each of their respective affiliates, officers, directors, managers, direct and indirect shareholders, members and partners, employees, brokers, agents and representatives, from any and all liabilities arising from such Party's inability to review any such Non-Public Information, and agrees to make no claim against any such person with respect to such Party's inability to review any such Non-Public Information, in each case in connection with the transfer of the Shares contemplated hereunder.

(e)   Miscellaneous. (i) it has the capacity to enter into this Agreement; (ii) all action required to be taken to authorize entrance into this Settlement Agreement has been taken as of the date hereof, and is it duly authorized to execute this Settlement Agreement; (iii) this Settlement Agreement has been, or when executed and delivered, will be, duly and validly executed and delivered and will constitute valid and legally binding obligations, enforceable in accordance with its terms, subject to (A) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability affecting creditors' rights generally and (B) general principles of equity, whether considered in a proceeding at law or in equity; (iv) it has conferred with legal counsel of his choosing as to the significance and legal effect of this Settlement Agreement; and (v) all representations and warranties made thereby herein shall be true and correct on the date of this Settlement Agreement.

(f)   Restricted Shares. Clinton Fund has been advised by Investor that the Shares are restricted securities under the Securities Act of 1933, as amended (the "Securities Act") and that the Investor is selling the Shares to the Clinton Fund pursuant to the so-called "Section 4(a)(1 1/2)" exemption which has been recognized by the Securities and Exchange Commission as an exemption available to an affiliate of an issuer not involving a public offering (Sec. Act Release No. 6188 (Feb. 1, 1980), 1 Fed. Sec. L. Rep. (CCH) para. 1051 at 2073-28 n. 178) and under similar exemptions under certain state securities laws; that this transaction has not been reviewed by, passed on by, or submitted to any federal or state agency or self-regulatory organization where an exemption is being relied upon; and that the Investor's reliance thereon is based in part upon the representations made by the Clinton Fund in this Agreement. Clinton Fund acknowledges that it has been informed by the Investor of, or is otherwise familiar with, the nature of the limitations imposed by the Securities Act and the rules and regulations thereunder on the transfer of the Shares. In particular, the Clinton Fund agrees that no future sale, assignment or transfer of any of the Shares shall be valid or effective, and GlassBridge shall not be required to give any effect to such a sale, assignment, or transfer, unless (i) the sale, assignment or transfer of such the Shares is registered under the Securities Act, it being understood that the Shares are not currently registered for sale and that GlassBridge has no obligation or intention to so register the Shares, or (ii) such Shares are sold, assigned or transferred in accordance with all the requirements and limitations of Rule 144 under the Securities Act, it being understood that Rule 144 is not available at the present time for the sale of the Shares, or (iii) such sale, assignment or transfer is otherwise exempt from registration under the Securities Act. Clinton Fund acknowledges that the certificate or certificates evidencing any of the Shares will likely bear a restrictive legend.

10.   Integration. This Settlement Agreement, including the exhibits hereto, contain all agreements, covenants, representations and warranties, express or implied, oral or written, of the Parties hereto concerning the subject matter hereof. No other agreements,

covenants, representations, or warranties, express or implied, oral or written, have been made by any Party hereto to any other Party concerning the subject matter hereof. All prior and contemporaneous conversations, negotiations, possible and alleged agreements, representations, covenants, and warranties concerning the subject matter hereof are merged and integrated herein.

11.   Modification and Waiver. This Settlement Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by each of the Parties. No failure to exercise and no delay in exercising any right, remedy, or power under this Settlement Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power under this agreement preclude any other or further exercise thereof, or the exercise of any other right, remedy, or power provided herein, or by law or in equity.

12.   Construction. In signing this Settlement Agreement, the Parties have relied wholly upon their own judgment and advice of their own counsel and have not been influenced to any extent whatsoever in making this Settlement Agreement by any representations or statements made by any other Party hereto. The Parties have jointly drafted this Settlement Agreement and no Party shall be entitled to the benefit of any rule of law that states that in the event of an ambiguity the document shall be interpreted against the interests of the drafting Party. The Parties each acknowledge that they have read this Settlement Agreement, that they are relying solely upon the contents of this Settlement Agreement, and are not relying upon any other oral or written representations, warranties, or inducements whatsoever as an inducement to enter into this Settlement Agreement, other than those referenced herein, and acknowledge that no oral or written, express or implied representations, warranties, or covenants have been made which are not referenced in this Settlement Agreement.

13.   Severability. If for any reason any provision of this Settlement Agreement is determined to be invalid or unenforceable, the remaining provisions of this Settlement Agreement nevertheless shall be construed, performed, and enforced as if the invalidated or unenforceable provision had not been included in the Settlement Agreement's text. In the event that any term hereof is found or deemed to be illegal or otherwise invalid or unenforceable, the other terms shall stand, and the Parties may attempt to negotiate a valid new provision concerning the same subject matter.

14.   Choice of Law; Venue. This Settlement Agreement is to be interpreted and construed in accordance with the laws of the State of New York without reference to any choice of law provisions of that State. Any disputes regarding this Settlement Agreement or the interpretation thereof shall be litigated exclusively within the federal or state courts located in New York County, New York, and the Parties waive any objection to such jurisdiction and venue as it relates to a dispute regarding this Settlement Agreement or the interpretation thereof.

15.   Confidentiality. The Parties acknowledge that confidentiality and nondisclosure are material considerations for the Parties entering into this Settlement

Agreement. As such, the provisions of this Settlement Agreement shall be held in strictest confidence by the Parties and shall not be publicized or disclosed in any manner whatsoever, including but not limited to, the print or broadcast media, any public network such as the Internet, any other outbound data program such as computer generated mail, reports, faxes, or any source likely to result in publication or computerized access. Notwithstanding the prohibition in the preceding sentence: (a) the Parties may disclose this Settlement Agreement in confidence to their respective attorneys, accountants, auditors, tax preparers, and financial advisors; (b) the Parties may disclose this Settlement Agreement as necessary to fulfill standard or legally required corporate reporting or disclosure requirements; (c) the Parties may disclose this Settlement Agreement upon request from any government entity, regulatory organization, or court of law; and (d) the Parties may disclose this Settlement Agreement insofar as such disclosure may be necessary to enforce its terms or as otherwise required by law. Nothing contained in this Section 15 shall prevent either Party from stating that the Parties have "amicably resolved all differences," provided, however, that in so doing, the Parties shall not disclose the fact or amount of any payments made or to be made hereunder and shall not disclose any other terms of this Settlement Agreement or the settlement described herein. Notwithstanding the foregoing, no Party shall disclose any information, the disclosure of which would be prohibited by law. Additionally, each Party shall continue to comply with all obligations of confidentiality and the treatment of material non-public information, which obligations shall survive the termination of this Settlement Agreement. Notwithstanding anything to the contrary set forth in this Settlement Agreement, the Parties understand that this Settlement Agreement does not restrict either of them from initiating communications directly with, or responding to, any inquiry from, or providing testimony before, the SEC, FINRA, any other self-regulatory organization or any other state or federal regulatory authority, regarding this Settlement Agreement or its underlying facts or circumstances.

16.   Notices; Method of Delivery. Written notice under this Agreement must be delivered personally or by email to the persons identified in this Section 16. Notice may also be given by (a) certified mail (postage prepaid, return receipt requested), (b) by personal delivery, (c) by any reputable and commercially available overnight delivery service or (d) by email and shall be deemed given (i) within five (5) days after deposited in the U.S. mail by certified mail (postage prepaid, return receipt requested), (ii) when delivered personally, (iii) one (1) day after deposited with a reputable overnight delivery service, or (iv) upon receipt by the sending party of confirmation of receipt of an email notice. Any notices permitted or required under this Agreement shall be sent in the manner set forth in this Section 16, addressed to the following:

If to the Investor, to the address set forth on the signature page to this Settlement Agreement.

If to the Investor

The Honorable Robert G. Torricelli
c/o Rosemont Associates
P.O. Box 229
Rosemont, NJ 08556
Email: rgtnj1@rosemontassocs.com

Copies of all notices to the Investor (which shall not constitute notice under this Agreement) should be sent to:

Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Attention: David E. Danovitch, Esq.
Email: ddanovitch@sullivanlaw.com

Or to such other address as provided by one Party to the other Party, in writing, pursuant to the provisions of this Section 16.

If to the Clinton Parties

Mr. George Hall
Clinton GP, Inc.
411 East 57th Street, Suite 1A
New York, NY 10022
Email: george.hall@sportblx.com

Copies of all notices to the Clinton Parties (which shall not constitute notice under this Agreement) should be sent to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10029
Attention: Elizabeth Gonzalez-Sussman, Esq.
Email: egonzalez@olshanlaw.com

Or to such other address as provided by one Party to the other Party, in writing, pursuant to the provisions of this Section 16.

18.   Counterparts. If this Settlement Agreement is executed in facsimile or electronic counterparts (such as a pdf file), then each counterpart shall be deemed an original, and all counterparts so executed shall constitute one agreement binding on all of the Parties hereto, notwithstanding that all of the Parties are not a signatory to the same counterpart.

19.   Headings. Paragraph headings are included for convenience only and do not affect the substantive provisions in this Settlement Agreement.

EACH OF THE UNDERSIGNED REPRESENTS THAT THEY HAVE SIGNED THIS SETTLEMENT AGREEMENT AS THEIR OWN FREE ACT AND DEED, HAVING HAD SUFFICIENT TIME TO REVIEW AND TO CONSULT WITH COUNSEL BEFORE SIGNING.

Signature Page Follows

IN WITNESS WHEREOF, the Parties hereto have caused this Settlement Agreement and Release to be executed as of the dates set forth below.

Dated: December 29, 2020



By: _____
       ROBERT G. TORRICELLI

Dated: December 29, 2020

CLINTON RELATIONAL OPPORTUNITY PARTNERSHIP, L.P.

By: _____
       Name:
       Title:

Dated: December 29, 2020

CLINTON SPECIAL OPPORTUNITIES MASTER FUND LTD.

By: _____
       Name:
       Title:

Dated: December 29, 2020

CLINTON GROUP INC.

By: _____
       Name:
       Title:

Dated: December 29, 2020

By: _____
       GEORGE E. HALL

IN WITNESS WHEREOF, the Parties hereto have caused this Settlement Agreement and Release to be executed as of the dates set forth below.

Dated: December 29, 2020

By: _____
ROBERT G. TORRICELLI

Dated: December 29, 2020

CLINTON RELATIONAL OPPORTUNITY PARTNERSHIP, L.P.

By: _____
Name: George Hall
Title: Authorized Signatory of Clinton GP, Inc., as General Partner

Dated: December 29, 2020

CLINTON SPECIAL OPPORTUNITIES MASTER FUND LTD.

By: _____
Name: George Hall
Title: CEO of Clinton Group Inc., as Investment Advisor

Dated: December 29, 2020

CLINTON GROUP INC.

By: _____
Name: George Hall
Title: CEO

Dated: December 29, 2020

By: _____
GEORGE E. HALL

EXHIBIT A

Form of Limited Contingent Value Rights Agreement

Attached